Mail Stop 3561

April 30, 2008

Via U.S. Mail and Facsimile

Gerard P. Charlier
President and Chief Executive Officer
Gaming Partners International Corporation
1700 Industrial Road
Las Vegas, Nevada 89102

Re: **Gaming Partners International Corporation**
    Form 10-K for the fiscal year ended December 31, 2007
    Filed March 31, 2008
    Definitive Proxy Statement on Schedule 14A
    Filed April 9, 2008
    File No. 000-23588

Dear Mr. Charlier:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Management's Discussion and Analysis of Results of Operations and Financial Condition

1. We note from your discussion in your MD&A on page 24 that "the decrease in 2007 revenue compared to 2006 revenue is primarily due to reduced sales of gaming chips to casinos in Macau." A thorough analysis often will involve discussing both the intermediate effects of those matters and the reason underlying those intermediate effects associated with the material causes for the change from period to period. For example, if a company's financial statements reflect materially lower revenues resulting from a decrease in sale volume or rate when compared to a prior period, MD&A should not only identify the decrease in sales volume or rate, but also should analyze the reasons underlying the decrease in sale volume or rate. In your case, please discuss the facts and circumstances that caused chip sales to decrease in Macau. The analysis should reveal the underlying quantitative and qualitative material causes of the matters described on a separate basis, and any expected future impact on operating results. Please revise your filing accordingly. See Item 303 of Regulation S-K and FR-72 for guidance.

2. Additionally, we note from your disclosure on page 22 that "one potential impact of the growing American presence in Macau and the development of a mass market in this region is that there is likely to be much less emphasis on European-style plaque and jetons, which are your more profitable products." If this appears to be a trend, which will change your revenue product mix, please include in your MD&A a sensitivity analysis that discusses the impact that this change in revenue product mix can have on your future financial position, operating results, and cash flows, as applicable. See Item 303 of Regulation S-K and FR-72 for guidance.

3. Furthermore, we note the following from your disclosure on page 26 and 46:

   - Accounts receivable increased by approximately $1.7 million or 40% in 2007 compared to 2006
   - The allowance for doubtful accounts decreased to $327 thousand in 2007 from $335 thousand in 2006
   - Total revenue decreased by approximately $15.2 million or 20% in 2007 compared to 2006

   As the 2007 accounts receivable balance has significantly increased in comparison to 2006 and considering that this increase is significantly disproportionate to the year-over-year decrease in 2007 total revenue, please revise MD&A to quantify each factor attributable to the year-over-year increase in the 2007 accounts receivable balance. Along with quantifying each material factor, please disclose the nature of, or reason for each factor. Also, explain to us your basis for decreasing your allowance for doubtful account balance, in light of the 2007 accounts receivable balance increasing year-over-year and being significantly disproportionate to the year-over-year decrease in 2007 total revenue. We may have further comment upon receipt of your response.

4. Reference is made to disclosure in Note 11 – Income Taxes (page 53) where we note significant variability between your domestic (USA) and foreign (France) pre-tax income (loss) from operations. Specifically, your domestic operations incurred significant pre-tax losses or break-even results while your foreign operations generated significant pre-tax income during the last two fiscal years. In a separate section in MD&A, please expand your disclosure to provide a result of operations discussion comparing your domestic and foreign operations. Among other disclosures that may be necessary, please include (i) the nature of items and amounts that contribute to the significant variability in your operating results between these areas; and (ii) the reasons for the significant positive operating margins experienced by your foreign operations that is disproportionate to their contribution of revenues in each of the last two fiscal years as disclosed in your geographic area disclosures in note 14 (Business Segments). In addition, please also discuss any uncertainties, trends, demands and commitments as well as differences in liquidity and capital resource requirements between these geographic areas. Please revise accordingly.

Financial Statements

Note 1 – Cash and Cash Equivalents, page 40

5. As the amount of these assets have been material in each of the last two fiscal years, please expand your notes to disclose the nature of the types of investments included in this account caption.

Note 1 - Revenue Recognition and Warranty Reserves, page 42

6. We note your limited disclosures of an accounting policy for warranty reserves under "Revenue Recognition" (note 1) whereby you recognize a warranty liability under the accrual basis for estimates of future costs associated with fulfilling your warranty obligation. In this regard, we also note your discussion in the Overview section of MD&A (pages 22 and 23) concerning potential weaknesses or defects on RFID gaming chips and related products, especially when first introduced, as well as the material amount of costs ($1.1 million) in fiscal 2007 associated with issues relating to lead in certain gaming chips. Furthermore, the disclosure in Note 10 (Contingencies) discusses the CEH action filed in September 2007 including your inability to reach cash settlement on their claims for products (gaming chips) purchased. It is unclear how these items have impacted your warranty liability accrual and whether the significant fiscal 2007 increase in "other accrued liabilities," as disclosed in note 8 – accrued liabilities comprises

the caption where your accrued warranty costs are maintained. As applicable, it appears your notes may require additional disclosure on the methodology used in determining its liabilities for product warranties as well as the tabular reconciliation of changes in the aggregate product warranty liability for the reporting period as cited in paragraph 14 of FIN 45. Please revise as necessary.

Definitive Proxy Statement on Schedule 14A

General

7. In future filings, please label your Compensation Discussion and Analysis section as such.

Executive Compensation, page 13

8. We could not locate a narrative analysis disclosing the general executive compensation policy of the company and the summary compensation table. Refer to Item 402(b) of Regulation S-K. In future filings please provide a qualitative and a quantitative discussion of all the performance measures to be achieved in order for your executive officers to earn their performance-related compensation. We would expect to see the specific company financial goals, key operating drivers and individual performance objectives used to determine performance-related compensation and how your performance-related awards are specifically structured around such performance goals. Please note that qualitative measures generally need to be presented to conform to the requirements of Item 402(b) (2) (v) of Regulation S-K.

9. To the extent you believe that disclosure of the performance measures is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for your conclusion as to competitive harm. To the extent that you have an appropriate basis for omitting disclosure of the performance measures, please revise your disclosure to discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

Director Compensation Table, page 15

10. In future filings, please disclose all assumptions made in the valuation of awards in the options awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management's Discussion and Analysis. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642, Max Webb at (202) 551-3755 or me at (202) 551-3816 with any other questions.

Sincerely,

Joe Foti
Senior Assistant Chief Accountant

Via facsimile: David Grimes, Chief Financial Officer
              (702)384-1965